PLANKTOS CORP.

73200 El Paseo, Ste #2H

Palm Desert
California 92260

June 24, 2009

Claire Erlanger

Division of Corporate Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 3561

RE:     Planktos Corp.

     Form 10-K for the year ended December 31, 2008

Filed April 15, 2009

     File No. 000-28429

Dear Ms. Erlanger:

Thank you for your comments dated June 12, 2009 related to Planktos Corp.’s (“Company”) disclosure on Form 10-K for the year ended December 31, 2008.

We submit this response letter electronically on the Commission’s Edgar Filing System. Please direct copies of all responses and any additional comments to the following address, fax or email address:

     Ruairidh Campbell
     1403 East 900 South

     Salt Lake City

Utah 84105

Telephone: (801) 582-9609

     Facsimile: (801) 582-9629

     ruairidhcampbell@msn.com">

The following are our detailed responses to your comments.

Form 10-K for the year ended December 31, 2008

Statements of Stockholders’ Equity, page F-5

1.

We note that your audit opinion, statements of operations, and statements of cash flow indicate that the inception date of the company is February 11, 2005. However, your statements of stockholders equity present information from as early as 1998 and include activity from that date through December 31, 2008. In future filings, please remove the activity from the statement of stockholder’s equity for the periods prior to inception (February 11, 2005). Also, please explain to us, and include in future filings, the nature of the transaction that occurred during August 2007 that resulted in the recapitalization of the company and how you accounted for the transaction.

Response

We note your comment in respect to the periods presented in our statement of stockholders equity and will only include the period from inception (February 11, 2005) to present in future filings.

The nature of the transaction that occurred during August of 2007 is best described as follows:

“On August 9, 2007 the Company purchased one hundred percent of the issued and outstanding shares of Planktos, Inc. (“Planktos”) from Solar Energy Limited (“Solar”) in exchange for forty five million shares of its common stock to acquire the proprietary greenhouse emission technology associated with a CO2 sequestration process. Since the issuance of common stock to Solar represented control of the total shares of the Company’s common stock issued and outstanding immediately following the acquisition, Planktos was deemed for financial reporting purposes to have acquired the Company in a reverse acquisition that was accounted for as a recapitalization of the Company. The surviving entity reflected the assets and liabilities of Planktos and the Company at their historical book value. The issued common stock was that of the Company, the accumulated deficit was that of Planktos, and the statements of operations was that of the Company for the year ended December 31, 2007 and 2006 and cumulative amounts, plus that of Planktos from August 9, 2007 through December 31, 2007.”

We will include this information in future filings.

Notes to the Financial Statements

2.

We note from your disclosure on page 4 that on November 12, 2008, Solar sold its entire interest in the Company to Maidon Services Limited. In light of the fact that Maidon now owns 54% of the voting interest in the Company, please revise future filings to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Response

We have reviewed the requirements of paragraph 2 of SFAS 57 with respect to the disclosure of the existence of potential control relationships pertaining to ownership of our outstanding common shares and intend to include such disclosure in future filings.

Item 9A. Controls and Procedures, page 19

3.

We note that based on the identification of several material weaknesses, you concluded that your internal controls over financial reporting were not effective as of December 31, 2008. In light of this conclusion on your internal controls over financial reporting, please tell us how you concluded that disclosure controls and procedures were e ffective as of December 31, 2008. Based on the nature of the material weaknesses identified, we would expect that you would also conclude that disclosure controls and procedures were not effective as of December 31, 2008. Also, in light of the fact that you disclosed that there were no changes to internal controls in the quarter ended March 31, 2009, please explain how you concluded disclosure controls and procedures were effective in that period. If you have remediated any of the material weaknesses subsequent to December 31, 2008, please include a discussion of the remediation in your response and in future filings.

Response

Guidance from the Commission indicates that disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in its rules and forms and that such information is accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures. Based on this definition, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008. Note, the Company was a “shell company” over the applicable periods.

Despite the import of material weaknesses in internal controls over financial reporting that were identified in Management’s Report on Internal Control over Financial Reporting for the corresponding period, management concluded that the information required to be disclosed in the Form 10-K was recorded, processed, summarized, and reported within the time period specified and that such information was accumulated and communicated to management, including the Company’s sole executive officer, that allowed timely decisions regarding required disclosures.

A like conclusion as to disclosure controls and procedures was reached in connection with the Company’s filing on Form 10-Q for the period ended March 31, 2009 although no remediation of material weaknesses in internal controls over financial reporting have yet been accomplished due to the unavailability of sufficient capital resources and limited operations.

In connection with responding to your comments we acknowledge that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the responses provided above are responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-K for the year ended December 31, 2008, please let us know.

Sincerely,

/s/ Michael Gobuty

Michael Gobuty

Chief Executive Officer

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